EXHIBIT 99.1

Himax Technologies, Inc. Reports First Quarter 2020 Financial Results; Provides Second Quarter 2020 Guidance

Company Q1 2020 Revenue Meets Guidance; Gross Margin and EPS Exceeds Guidance; Revenue, Gross Margin and EPS all in line with Its Pre-Announced Key Financial Results
Provides Q2 2020 Guidance Revenue to Decrease slightly by within 5% Sequentially,
Gross Margin is expected to be between 20.2% to 20.6%, IFRS Loss per Diluted ADS to be around 1.5 Cents to 0.5 Cents, and Non-IFRS Loss per Diluted ADS to be around 1.3 Cents to 0.3 Cents

  Q1 revenue increased 5.5% sequentially to $184.6M, at the midrange of the guidance of an increase between 1% to 10%
  Product sales: large driver ICs, 33.2% of revenue, up 6.0% QoQ; small and medium-sized driver ICs, 47.4% of revenue, up 7.9% QoQ; non-driver products, 19.4% of revenue, down 0.6% QoQ
  Q1 IFRS gross margin was 22.7%, up 210 bps sequentially, exceeding the guidance of an increase of 1% to 2% compared to the fourth quarter’s 20.6%
  Q1 IFRS profit was $3.3M, or 1.9 cents per diluted ADS, exceeding the guidance of a profit of around -0.5 to 1.8 cents per diluted ADS. It is better than profit of $1.0M, or 0.6 cents per diluted ADS in Q4 2019
  Q1 non-IFRS profit was $3.8M, or 2.2 cents per diluted ADS, exceeding the guidance of a profit of around -0.2 to 2.1 cents per diluted ADS. It is better than profit of $1.5M, or 0.9 cents per diluted ADS in Q4 2019
  Second half business visibility is limited as COVID-19 has created a profound impact to global consumption and the economy overall. Q2 business is affected by the pandemic, especially for TV and automotive related product. Company sees home working and online education have driven a surge in its NB, monitor and tablet related products and strong momentum in smartphone TDDI business on the backdrop of a sluggish global smartphone
  TDDI is quickly becoming mainstream for tablet with consumer demand accelerating. Himax is the dominate TDDI supplier to global Tier-1 Android tablet makers, making Himax the market leader in the emerging trend. While still a new product, tablet TDDI already represents around 5% of Himax’s overall revenues and the Company expects the business to deliver strong growth in Q2 and throughout 2020
  Expects WLO shipment to decline significantly in Q2 sequentially due to COVID-19 outbreak. Demand remain uncertain for a while even after factory reopens
  On a macro perspective, Company is well-positioned to benefit from increased demand coming out of the major Chinese panel customers expanding market share in the LCD market thanks to Korea panel makers’ accelerated exit from the industry in 2020
  Company is collaborating with an industry leading 3D ToF camera vendor to develop a new and advanced ToF solution, targeting Android smartphones. Providing WLO spot projector for their reference design which will be ready for leading Android smartphone makers’ evaluation in Q2. Company also has on-going active design-in activities providing optical component or projector to its tier-1 smartphone OEM customers.  3D sensing remains one of the main growth drivers
  Company is making great progress and remain committed to ongoing R&D projects for next-generation products in ultralow power smart image sensing, auto TDDI, 3D sensing and AMOLED

TAINAN, Taiwan, May 07, 2020 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the first quarter ended March 31, 2020.

“Our reported first quarter results met guidance for revenue and exceeded guidance for gross margin and EPS, consistent with our preliminary results reported on April 3, 2020. During the quarter we worked closely with both our customers and suppliers, taking action to adapt to the new environment.  As a result, despite supply chain disruptions from China lockdowns, we delivered decent results in the first quarter,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“Looking forward, China has recently reopened, and other countries are seemingly moving in the same direction following a long period of lockdown. At this point, our visibility into the second half of the year is rather limited as the pandemic has created a profound impact on the global consumption and the economy overall. Despite the coronavirus, we are still making great progress on our business, and remain committed to, ongoing R&D projects. We have taken proactive steps to strategically manage the business through the current crisis and are confident that we will deliver both top and bottom-line growth in 2020,” concluded Mr. Jordan Wu.

First Quarter 2020 Financial Results

The Company recorded net revenues of $184.6 million, an increase of 5.5% sequentially and an increase of 13.0% compared to the same period last year. The 5.5% sequential increase of revenue was at the midrange of its guidance of an increase of between 1.0% to 10.0% quarter-over-quarter. Gross margin was 22.7%, exceeding the prior guidance of an increase of 1.0% to 2.0% from the 20.6% delivered in the previous quarter. A more favorable product mix among small display products, improved WLO factory utilization and higher-than-expected engineering fees from new project engagements enhanced the gross margin for the first quarter. IFRS profit per diluted ADS was 1.9 cents, exceeding its guidance of -0.5 cents to 1.8 cents. Improved gross margin and lower than expected operating expenses contributed to the more positive earnings. Non-IFRS profit per diluted ADS was 2.2 cents, exceeding its guidance of -0.2 cents to 2.1 cents.

Revenue from large display drivers was $61.4 million, up 6.0% sequentially, and down 12.3% year-over-year. The sequential growth was driven by Chinese panel customers’ ramping of new LCD fabs and their building of inventories in anticipation of growing demand and higher panel price in 2020. The revenue was, however, lower than the level of the same quarter last year when the production outputs of panel makers reached the peak. Since then, they have cut back their production every quarter to address the overall weak TV demand and industry-wide oversupply. Large panel driver ICs accounted for 33.2% of total revenues for the quarter, compared to 33.1% in the fourth quarter of 2019 and 42.9% a year ago.

Revenue for small and medium-sized display drivers was $87.5 million, up 7.9% sequentially and 29.5% year-over-year. The segment accounted for 47.4% of total sales for the quarter, compared to 46.4% in the fourth quarter of 2019 and 41.4% a year ago. The sequential sales growth was driven primarily by a surge in tablet sales, offset by a decrease in smartphone TDDI and automotive sales. The strong year-over-year growth was attributed by both tablet and automotive sales.

Sales into smartphones were down 7.6% sequentially but up 6.3% year-over-year. The sequential decline was caused mainly by lower TDDI shipments reflecting certain customers’ delay into the second quarter for their new product launches with Himax’s TDDI solutions. The coronavirus outbreak caused serious disruptions in customers’ engineering work after the Lunar New Year holidays, leading to delays in new product verification and launch timetable. The first quarter sales of traditional DDICs declined by 5.7% sequentially but increased 13.5% from last year. Display drivers and TDDI for tablet and other consumer products were up 51.7% sequentially and doubled year-over-year. This was mainly due to customers’ strong demand from newly launched tablets using TDDI as well as surging needs for online education and home working. The Company emphasizes that tablet TDDI was one of the main growth drivers for Q1 and will represent a significant growth opportunity for its business through the rest of 2020. While Himax only started mass shipment of in-cell TDDI for tablet this quarter, it already represented around 5% of the Company’s total revenues in the first quarter.

Driver IC revenue for the automotive application was down 9.7% sequentially. It was up 6.2% from the same period last year.

Revenues from non-driver businesses were $35.7 million, down 0.6% sequentially but up 38.7% year-over-year. Non-driver products accounted for 19.4% of total revenues, as compared to 20.5% in the fourth quarter of 2019 and 15.7% a year ago.

Gross margin for the first quarter was 22.7%, up 210 basis points sequentially and 10 basis points from the same period last year. Gross margin outperformed the Company’s prior expectation of an increase of 1.0% to 2.0% compared to the 20.6% of the fourth quarter of 2019. A more favorable product mix among small and medium-sized display driver products, improved WLO fab utilization and higher engineering fees from project engagements were the factors behind the sequential increase. Increased shipments of the WLO product to an anchor customer led to higher capacity utilization of its WLO fabs and therefore better gross margin compared to the same period last year.

IFRS operating expenses were $37.3 million in the first quarter, down 0.4% from the preceding quarter and down 7.4% from a year ago. The year-over-year decrease was a result of decreased salary and R&D expenses. Non-IFRS operating expenses for the first quarter were $36.7 million, down 0.5% from the previous quarter and down 7.8% from the same quarter in 2019.

IFRS operating margin for the first quarter was 2.5%, up from -0.8% in the prior quarter and -2.1% in the same period last year. The sequential and year-over-year improvement were primarily a result of higher sales, better gross margin and lower operating expenses.

First quarter non-IFRS operating profit was $5.3 million, or 2.9% of sales, up from non-IFRS operating loss of $0.7 million, or -0.4% of sales last quarter, and -1.8% for the same period last year. Both sequential and year-over-year improvement were for the same reasons stated above.

IFRS profit for the first quarter was $3.3 million, or 1.9 cents per diluted ADS, compared to profit of $1.0 million, or 0.6 cents per diluted ADS, in the previous quarter and loss of $2.3 million, or -1.3 cents per diluted ADS, a year ago. IFRS earnings per diluted ADS exceeded prior guidance of a per diluted ADS of around -0.5 to 1.8 cents. The better-than-expected earnings were due to improved gross margin and lower operating expenses. The sequential and year-over-year increase were a result of higher sales, better gross margin and lower operating expenses.

First quarter non-IFRS profit was $3.8 million, or 2.2 cents per diluted ADS, compared to non-IFRS profit of $1.5 million, or 0.9 cents per diluted ADS last quarter and non-IFRS loss of $2.0 million, or -1.1 cents per diluted ADS for the same period last year. Non-IFRS earnings per diluted ADS exceeded prior guidance of around -0.2 to 2.1 cents.

Balance Sheet and Cash Flow

Himax had $126.6 million of cash, cash equivalents and other financial assets as of the end of March 2020, compared to $108.2 million at the same time last year and $112.1 million a quarter ago. Himax delivered an operating cash inflow of $10.6 million during the first quarter. The higher cash balance from the last quarter was mainly due to additional unsecured borrowings of $10.6 million during the quarter. On top of the cash position, restricted cash was $164.0 million at the end of the quarter, the same as the preceding quarter and a year ago. The restricted cash is mainly used to guarantee the secured short-term borrowing for the same amount. Himax had $67.9 million of unsecured short-term loan at the end of Q1, compared to the $57.3 million a quarter ago and $40.0 million at the same time last year.

Himax’s inventories as of March 31, 2020 were $148.4 million, little changed from $143.8 million last quarter but down from $189.3 million a year ago. Account receivables at the end of March 2020 were $186.7 million, up from $164.9 million last quarter and $176.2 million a year ago. DSO was 92 days at the end of quarter, as compared to 97 days a year ago and 90 days at the end of the last quarter. As highlighted in the last few earnings calls, in response to capacity shortage at the foundry and certain packaging material, Himax had to keep the inventory level higher than usual in 2018. Given the unfavorable market conditions and easing of foundry capacity in 2019, it has started to control its inventory level since the first quarter of 2019. The Company believes inventory has reached a healthy level by now but given the prevailing market conditions, it will monitor its inventory carefully.

Net cash inflow from operating activities for the first quarter was $10.6 million as compared to an outflow of $22.1 million for the same period last year and an inflow of $23.4 million last quarter.

First quarter capital expenditures amounted to $3.1 million, versus $6.3 million a year ago and $2.7 million last quarter. As reported in the last earnings call, the capex for both the new building construction and the 3D sensing capacity expansion were concluded in the fourth quarter 2019. The first quarter capex was for R&D related equipment for its IC design business.

Share Buyback Update

As of March 31, 2020, Himax had 172.2 million ADS outstanding, no change from last quarter. On a fully diluted basis, the total number of ADS outstanding was 173.3 million.

Q2 2020 Outlook

Since late Q419, Himax has started to see a major turnaround in literally all aspects of its business with positive momentum and a strong outlook. This has been due to design-wins with new and existing customers across its major product lines. However, the strong momentum was somehow interrupted at around the Lunar New Year holidays when many areas of China started to impose strict lockdown measures in the face of the Covid-19 outbreak. Uncertainty in the marketplace has continued since. Despite supply chain disruptions caused by China lockdowns, Himax delivered decent results in the first quarter, although the results could have been better without the coronavirus. China has recently reopened with other countries seemingly moving in the same direction following a long period of lockdown. At this point, the second half business visibility is rather limited as the pandemic has created a profound impact on the global consumption and the economy overall. Shorter term, similar to the first quarter, the Company’s second quarter business is affected by the Covid-19, especially for TV and automotive related products. However, home working and online education have driven a surge in our NB, monitor and tablet related products. Himax is also seeing a very strong momentum in its smartphone TDDI business on the backdrop of a sluggish global smartphone market. TDDI for tablet, which has made a decent contribution to its first quarter result, is the major highlight of its business right now as the technology is being adopted and put into mass production. Himax is the dominant TDDI supplier to global Tier-1 Android tablet makers, making it the market leader in the emerging trend to replace the traditional design of having two ICs, namely display driver and touch panel controller, with the integrated TDDI IC for tablet displays. While still a new product, tablet TDDI already represents around 5% of the Company’s overall revenues in Q1 and Himax expects the business to continue to deliver strong growth in Q2 and throughout the rest of 2020. Despite the coronavirus, the Company is still making great progress, and remains committed to, ongoing R&D projects for forward looking products, notably ultralow power smart image sensing, TDDI for automotive, 3D sensing and AMOLED. All of these new product areas are growth opportunities with great potential. Himax has taken proactive steps to strategically manage the business through the current crisis and are confident that it will deliver both top and bottom line growth in 2020.

Display Driver IC Business
LDDIC
For the second quarter, Himax expects the large display driver IC segment revenue to decrease by high-single-digit sequentially. Although the Company delivered strong results in Q1, its visibility is low for the second half as the market is still cautiously adapting to the new market environment. On a macro perspective, the Company’s Chinese panel customers continue to gain market share in the LCD market thanks to Korean panel makers’ accelerated exit from the industry in 2020. As a leading IC supplier for the Chinese panel market, Himax is well positioned to benefit from the increased demand coming out of the major Chinese large display players.

If the Company looks into specific product segments, the global TV market continues to face challenges with reduced end market demand as well as supply chain disruptions. Conversely, the strong growth momentum Himax experienced in Q1 for NB and monitor is expected to extend into Q2 and 2H20. Home working and online education have created new demand for these products. In addition, the Chinese government has recently mandated that all public offices and institutions replace foreign hardware and software with Chinese alternatives within the next three years. This has boosted the need not only for the Company’s large panel display driver ICs but also timing controller contents. Himax’s businesses in high-end monitor and new generation low power notebook products, where it is the market leader in DDICs and/or Tcon, will benefit significantly from these trends.

On the supply side, the Company reported in anticipation of there being foundry capacity shortage of 8-inch silicon wafers for display driver ICs, Himax strategically prepared 12-inch foundry, as well as associated backend packaging and testing, ahead of its peers to cover the potential 8-inch capacity shortfall. The Company’s design project coverage is strong across all leading Chinese panel makers. The additional capacity has enabled it to accommodate customers’ rush orders for monitors which are in very strong demand globally.

Looking at technology development, despite the delay of the 2020 Tokyo Olympics, top-tier TV brands continue to promote 8K TVs. Himax has active design-in activities in both 8K TV display driver and timing controller ICs, of which Himax is the market leader. The 8K TV timing controller technology enables the display to bring more realistic and vivid images, delivering immersive viewing experience especially for high resolution contents such as games. Recently there have been multiple customers announcing their latest 8K TVs with Himax technology inside. Although the penetration of 8K TV is still low, the Company expects this to be a growth opportunity for Himax as 8K TV sales will boost demand not just its driver IC but also timing controller contents where the product ASP is much higher.

SMDDIC
Begin with the Company’s smartphone business segment. The Company’s TDDI product roadmap as well as new design-wins with end customers and a foundry capacity advantage have positioned Himax to gain market share during the second quarter and throughout 2020.

The smartphone market continues to embrace new technologies and is moving toward higher refresh rate displays to enable smoother screen viewing and gaming experience. This will drive the adoption of next generation high refresh rate TDDI solutions, for which Himax is a leading technology provider. Also, the demand for 5G in China is expected to stimulate smartphone demand in 2020 which will in turn drive the growth for TDDI. Expecting aggressive Chinese government subsidy for 5G to boost the economy, smartphone makers continue to aggressively develop 5G products. Himax will benefit from all these trends.

Although global smartphone market demand has been severely impacted in the short-term by the pandemic, based on the current pipeline, Himax expects its TDDI smartphone shipments to grow significantly in Q2 due to the new design-wins into certain newly launched models as well as ongoing strength in new design-ins scheduled for 2020 mass production. Bucking the strong headwind of a declining global smartphone market, the Company is confident that its smartphone TDDI business will grow strongly from last year from the reasons mentioned above that are specific to Himax.

The price erosion of TDDI over the past year is expected to abate in 2020. This is not only because the new high refresh rate products will enjoy a better ASP but also that the industry-wide tightening of foundry capacity for TDDI would likely provide a price support. Although Himax is currently facing some pricing pressure, the Company expects this to stabilize in the second half with gross margin improvement for smartphone TDDI. The Company has prepared the capacity to meet strong TDDI product demand and capitalize on the opportunities for smartphone TDDI as well as other TDDI applications such as tablet, in 2020. Due to the strong demand Himax expects in Q2 and 2H, it foresees the potential for capacity tightness again.  Himax is therefore working diligently to enable additional capacity. The Company’s Q2 sales into TDDI for smartphone is expected to increase by over 40% sequentially.

The Company’s traditional discrete driver IC sales into smartphones posted a slight sequential decline for the first quarter. It expects traditional smartphone display driver ICs shipments to continue to decline in Q2. This will be more than offset by the increase in smartphone TDDI shipments. The traditional discrete driver IC for smartphone for the second quarter is expected to decrease by around 60% sequentially.

As Himax discussed previously, a major development the Company is seeing in the marketplace is the increasing utilization of the OLED display for smartphone. This is due to expanded AMOLED capacity as well as increased demand for under-display fingerprint technology that is only available in the AMOLED display at this time. The Company is encouraged by the progress it has made, collaborating closely with leading panel makers across China for AMOLED product development. Himax expects a small volume of smartphone AMOLED DDICs shipments in 2020. Additionally, it sees OEMs aggressively gearing up to produce wearable devices. Beyond smartphone, Himax has made progress in wearable AMOLED display driver ICs where it is very active. Overall, Himax believes AMOLED driver ICs will soon become one of the major growth engines for its small panel driver IC business.

Turning to the automotive sector, the worldwide auto sales remain sluggish with highly uncertain consumer demand in 2H20. Himax commands more than 30% of the global market in automotive display driver IC and inevitably this business has been impacted. Revenues were down 9.7% sequentially in Q1 and Himax expects to see around 15% decline in Q2. Even so, combining the two quarters, it is still up around 4% year-over-year. The year-over-year growth is mainly due to Chinese panel makers’ increased market share globally for which Himax benefits. The Company’s Chinese customers’ ambition to gain market share in auto displays, combined with the Company’s technology and leadership in this area position the Company’s automotive related business for further growth. Despite short-term challenges, Himax will remain the leader as the major developing trends have not changed. In the auto display segment, the number of displays per vehicle continues to rise as the overall auto display market is set to increase from 2020 onward.

Equally important for Himax, the market is quickly shifting towards a number of new technologies for auto display, including higher resolution, in-cell touch, slim border, giant pillar-to-pillar screen, local dimming for higher contrast, and plastic AMOLED for free form design, all of which are contributing to expanding demand for automotive display driver ICs. Himax is the primary partner for most of the world’s automotive panel makers to enable these new technologies.

Specifically, Himax is the dominant auto TDDI technology provider right now. In addition to working as the sole or main supplier with existing leading panel makers, Himax has numerous TDDI design-in projects with multiple new tier-1 customers and Himax’s R&D activities in new technology development continue without delay despite the pandemic. While Himax only expects a small volume of shipments in 2020, Himax is the main supplier and the Company anticipates very meaningful shipments of auto TDDI as Himax moves into 2021.

Himax has also developed a new generation local dimming Tcon product that will improve display quality and contrast, adding backlight improvements for instrument cluster display - especially in dark surroundings. Local dimming has shown the potential to improve contrast and achieve OLED display properties without reliability concerns while also providing power savings over traditional backlight. Currently, Himax has numerous local diming design-in activities with global tier-1 car makers.

Turning to the tablet and consumer electronics businesses, Himax expects the tablet business to be a major growth area for Himax during 2020 with a significant volume of tablet TDDI shipments that began in Q1. This strong momentum is expected to accelerate into Q2 and throughout the rest of 2020. The business growth will be driven primarily by leading Android tablet brands’ rapid adoption of the newly developed in-cell TDDI solutions. In-cell TDDI is quickly becoming mainstream for tablets due to its lower cost and a simplified supply chain as well as faster and easier integration for display manufacturers. At the same time, consumer demand is expected to accelerate for these cheaper, slimmer, lighter and more stylish tablets. Himax is the primary supplier for all Android tablet in-cell TDDI products right now. While Himax only started mass shipments in Q1, it already represents over 30% of its tablet revenue and around 5% of the Company’s total revenues for the quarter. The Company continues to see growing demand in Q2, further boosted by the current trend of home working, online education and Chinese government’s plan to replace IT equipment. Furthermore, Himax sees TDDI tablet with active stylus becoming a new mainstream and Himax is also the market leader in this space. It’s worth highlighting that, while tablet market is smaller than smartphone, the ASP and number of units for TDDI in each tablet are much higher than in smartphone. In the second quarter, TDDI for tablet is expected to increase by around 80% sequentially.

Additionally, for larger-sized tablets with slim bezel design, Himax continues shipping its traditional display driver IC with CoF packaging to a leading Chinese brand customer and expects strong shipments in Q2. Himax expects the strong momentum in its tablet products, both display driver ICs and TDDI, to be one of the main growth drivers in Q2 and throughout 2020. Tablet DDIC and TDDI sales for the second quarter are expected to increase by around 40% sequentially and 150% year-over-year.

For the second quarter, revenue for the small and medium-sized driver IC business is expected to increase by low-single-digit sequentially.

Non-Driver Product Categories
WLO
First on the WLO business. Himax delivered very strong results in Q1, almost doubling the business year-over-year despite a modest decline sequentially. However, it expects a significant decline in Q2 sequentially due to the coronavirus outbreak. The factory to which Himax usually ships this product has been ordered to shut down by the local government as part of their disease containment measures. The much-reduced shipment in the second quarter, i.e., the much lower WLO fab utilization, will also have a negative impact on the Company’s overall gross margin. The demand for this product is likely to remain uncertain for a while even after the factory reopens. Despite the short-term disruption, Himax continues to make progress with its ongoing R&D projects for next generation products centered around its exceptional design know-how and mass production expertise in WLO technology.

3D Sensing
In the smartphone segment, Himax has advanced its WLO optics solution to cover both structured light and time-of-flight (ToF) 3D sensing. The Company is seeing increasing ToF adoption by smartphone makers for world-facing cameras to enable advanced photography, distance/dimension measurement and 3D depth information generation for AR. In the past few months, Himax has been actively working with an industry leading ToF 3D camera vendor to develop a new and advanced ToF solution, targeting Android smartphones. Leveraging on its WLO technology, the Company has made great progress providing the partner with spot projector for their reference design which has been ready for leading Android smartphone makers’ evaluation this quarter, a slight delay from Q1 due to the pandemic. Himax has received positive feedback from its partner and has ongoing active design-in activities providing optical component or projector to its tier-1 smartphone OEM customers.  3D sensing remains one of the main growth drivers for Himax.

The Company’s non-smartphone 3D-sensing engagements continue to focus on smart door lock and industrial automation applications where it provides structured light-based 3D sensing total solution. Himax has been collaborating closely with two primary types of partners: those with industry-leading expertise in facial recognition algorithm and those offering application processor ICs with strong AI capability. Himax has started design-in projects with several smart door lock end customers. In addition to providing a total solution, it also offers individual key components including optics and/or Himax’s proprietary 3D decoder ASIC where Himax has received frequent inquiries from customer for various application in 3D sensing. Separately, as the Company previously mentioned, it continues to work with partners in shoe automation to optimize its manufacturing process for both cost and production efficiency. The Company is pleased to report that prototypes of its 3D sensing-enabled automatic robotic cementing system are ready now for production optimization testing.

Ultralow power smart sensing
The Company is seeing a surging demand for battery-powered smart devices with AI-enabled, ultralow power intelligent sensing, especially in markets such as home appliances, door lock, doorbell, TV, notebook, building control and security.

WiseEye, the Company’s total solution for AI-based ultralow power smart sensing, is built on Emza’s unique AI-based algorithm, on top of Himax’s proprietary computer vision processor and CMOS image sensor, all equipped with ultralow power design. Currently laptop is the market of focus. Himax WiseEye 2.0 NB solution provides a ‘laptop-ready’ 3-in-1 RGB/IR/AI solution, respecting privacy while enhancing security for notebook users. A number of leading notebook OEMs and ODMs demonstrated the Company’s WiseEye NB solution in their next generation premium notebooks with positive feedbacks. In addition to notebook, the Company has also made progress with more OEMs in WiseEye solution into the displays to enable consumer privacy protection in real time and a reference design of the world’s first battery-powered human sensing solution for IoT market. Although the Covid-19 disrupted the development schedule, Himax sees customers already starting product promotion.

In order for Himax’s WiseEye technology to reach its maximum potential, the Company has adopted a flexible business model whereby, in addition to the total solution approach mentioned above, Himax also offers individual key parts, both hardware and software, to address the customer’s specific needs. For customers who own their own algorithm and wish to develop their own applications, Himax can provide its ultralow power AI processor and image sensor without its algorithm. The customer can piggyback on Himax’s technology and focus their effort on bringing AI to edge devices and transforming sensor data into actionable information for image, sound, activity, gesture, temperature, pressure and bio-metrics, among others, all with extremely low power consumption. Himax continues to collaborate with Google TensorFlow Lite and other AI framework providers in order for Himax’s WiseEye AI processor and image sensor platform to boost the inference performance and shorten the time to market for the customers targeting a wide variety of AIoT applications. Moreover, Himax is also collaborating with cloud computing service providers in deploying Himax’s WiseEye platform to edge-to-cloud certified IoT devices. Himax believes it will be a long-term growth driver for the Company in smart manufacturing, retail and smart building applications.

Moreover, for those customers/partners whose main business is to provide AI processor, Himax can offer its ultralow power image sensors without its AI processor and algorithm. The Company is pleased to report that its industry-first ultralow power backside-illuminated VGA CMOS image sensor has already been commercialized. It’s designed with low latency and autonomous modes for always-on, intelligent visual sensing applications which enables, with extremely low power consumption, human presence detection and tracking, gaze detection, behavioral analysis, and pose estimation for growing markets such as smart home, smart building, healthcare, smartphone and AR/VR devices. The VGA resolution also support greater than 90-degree wide field-of-view lens that makes it ideal in monitoring, detecting and image capturing.

Himax expects demand for the ultralow power sensing AIoT market to explode in the near future and numerous customers/ecosystem partners are expressing interest in the Company’s unique technology where it has made extraordinary progress in AI TV, smart home appliance, smart door lock/bell, smart surveillance applications that integrate voice and audio activation beyond facial recognition on edge device.

CMOS Image Sensor
Himax has covered its ultralow power smart sensing product status above. Now turning to the CMOS image sensor business update. The Company expects to see strong growth in this business due to the accelerated adoption of home working and online education.

The Company’s industry first 2-in-1 CMOS image sensor, which is another critical part of the WiseEye 2.0 NB total solution, is currently available for its partners/customers. This hybrid CMOS image sensor combines high quality HD image capabilities with ultralow power output for AI visual sensing applications, specifically for NBs. Featured in unique design and small form factor, it enables laptop makers to achieve ultra-narrow bezel design which is on track to become the mainstream in the next couple of years. The Company’s sensor has also incorporated an RGB-IR design to enable Windows Hello facial recognition. It helps reduce cost by eliminating the need to add an additional camera. Himax expects a small volume shipment for this product in 2020 with much expanded volume in the years after.

For the traditional human vision segments, Himax sees strong demand in notebooks, where the Company is one of the market leaders, and has experienced increased shipments for multimedia applications such as car recorders, surveillance, drones, home appliances, and consumer electronics, among others.

LCOS
Himax continues to focus on AR goggle devices and head-up-displays (HUD) for automotive. Many of its industry-leading customers have demonstrated their state-of-the-art products, including holographic HUD, AR glasses and LiDAR system, with Himax LCOS technology inside at the 2020 CES with extremely positive market feedbacks. Himax’s technology leadership and proven manufacturing expertise have made the Company a preferred partner for customers in these emerging markets and their ongoing engineering projects in AR goggles and HUD for automotive applications.

For non-driver IC business, the Company expects revenue to decrease by over 15% sequentially in the second quarter. Aside from the WLO sales which are expected to be down, Himax expects other product to grow sequentially.

Second Quarter 2020 Guidance
The Company is providing the following financial guidance for the second quarter of 2020:

Net Revenue:	To decrease slightly by within 5% sequentially
Gross Margin:	To be between 20.2% to 20.6%, depending on final product mix
IFRS Profit / (Loss):	To be around (1.5) cents to (0.5) cents per diluted ADS
Non-IFRS Profit / (Loss)(1):	To be around (1.3) cents to (0.3) cents per diluted ADS
(1) Non-IFRS Profit excludes share-based compensation and acquisition-related charges

As Himax mentioned in the last earnings call, the coronavirus outbreak created major uncertainties in the marketplace and new challenges for the Company’s operations. Himax has taken swift actions and worked extremely closely with both its customers and suppliers in an effort to adapt to the new circumstances. Among other things, Himax has proactively monitored the logistics and customs operations in various ports in China to identify any potential impacts to the supply chain and quickly adjusted the production and shipping plans accordingly.  At this time, with China reopening and other countries moving in the same direction, the market appears to be stabilizing but business outlook remains murky.  Himax is confident in the smooth operation of its supply chain and the current product shipment pipeline remains strong for NB, monitor, smartphone and tablet. However, TV and auto businesses are still under pressure as global consumption appears to have shrunk drastically.

The second quarter gross margin is likely to be lower than that of the first quarter. Notably, the automotive display driver, which enjoys the best gross margin among the Company’s driver IC products, is being hit by the coronavirus while the monitor business, which is expanding in volume right now, is relatively low in gross margin. In addition, the second quarter WLO sales will drop significantly. This will also lead to much reduced gross margin of WLO for its lower fab utilization.

HIMAX TECHNOLOGIES FIRST QUARTER 2020 EARNINGS CONFERENCE CALL

DATE:	Thursday, May 7th, 2020
TIME:	U.S. 8:00 a.m. EDT
Taiwan 8:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID:	1668962
WEBCAST:	https://edge.media-server.com/mmc/p/8nr36327

A replay of the call will be available beginning two hours after the call through 11:30 a.m. US EDT on May 15th, 2020 (11:30 p.m. Taiwan time, May 15th, 2020) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 1668962. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through May 7th, 2021.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 2919 patents granted and 581 patents pending approval worldwide as of March 31st, 2020. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2019 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Sky Wang, Investor Relations
Himax Technologies, Inc.
US Tel: +1-949-585-9838
Fax: +1-312-445-3643
Email: sky_wang@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Maili Bergman, Managing Director
MZ North America
Tel: 949-298-4320
Email:  HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended March 31,		Three Months Ended December 31,
	2020	2019	2019

Revenues	$184,594	$163,334	$174,929

Costs and expenses:
Cost of revenues	142,672	126,469	138,838
Research and development	27,689	30,357	27,044
General and administrative	5,804	5,522	5,942
Sales and marketing	3,782	4,363	4,449
Total costs and expenses	179,947	166,711	176,273

Operating income (loss)	4,647	(3,377)	(1,344)

Non operating income (loss):
Interest income	396	562	521
Changes in fair value of financial assets at fair value through profit or loss	(65)	(17)	3,740
Foreign currency exchange gains (losses), net	(55)	277	(947)
Finance costs	(593)	(476)	(670)
Share of profits (losses) of associates	(91)	41	(381)
Other income	35	23	62
	(373)	410	2,325
Profit (loss) before income taxes	4,274	(2,967)	981
Income tax expense	1,464	-	416
Profit (loss) for the period	2,810	(2,967)	565
Loss attributable to noncontrolling interests	484	648	471
Profit (loss) attributable to Himax Technologies, Inc. stockholders	$3,294	$(2,319)	$1,036

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.019	$(0.013)	$0.006
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders*	$0.019	$(0.013)	$0.006

Basic Weighted Average Outstanding ADS	172,579	172,540	172,579
Diluted Weighted Average Outstanding ADS	173,340	172,557	172,579

* The diluted loss per ADS was not calculated because the potential ordinary shares are antidilutive.

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended March 31,		Three Months Ended December 31,
	2020	2019	2019
Share-based compensation
Cost of revenues	$10	$-	$9
Research and development	269	13	253
General and administrative	25	2	24
Sales and marketing	40	4	40
Income tax benefit	(64)	(4)	(59)
Total	$280	$15	$267

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$276	$470	$275
Income tax benefit	(64)	(122)	(65)
Total	$212	$348	$210

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	March 31, 2020	December 31, 2019	March 31, 2019
Assets
Current assets:
Cash and cash equivalents	$115,677	$101,055	$96,753
Financial assets at amortized cost	10,888	11,049	11,476
Accounts receivable, net	186,735	164,943	176,152
Inventories	148,431	143,774	189,317
Income taxes receivable	86	88	55
Restricted deposit	164,000	164,000	164,324
Other receivable from related parties	1,200	1,200	2,780
Other current assets	24,465	18,559	24,064
Total current assets	651,482	604,668	664,921
Financial assets at fair value through profit or loss	13,435	13,500	9,750
Financial assets at fair value through other comprehensive income	689	709	776
Equity method investments	3,655	3,746	4,130
Property, plant and equipment, net	136,300	138,938	118,759
Deferred tax assets	14,334	14,433	13,698
Goodwill	28,138	28,138	28,138
Other intangible assets, net	8,363	8,750	10,169
Restricted deposit	132	133	130
Other non-current assets	2,269	5,466	3,682
	207,315	213,813	189,232
Total assets	$858,797	$818,481	$854,153
Liabilities and Equity
Current liabilities:
Unsecured borrowings	$67,871	$57,339	$40,000
Secured borrowings	164,000	164,000	164,000
Financial liability at amortized cost	-	-	5,071
Accounts payable	145,599	114,320	147,281
Income taxes payable	4,261	2,903	5,807
Other payable to related party	2,440	2,220	3,937
Other current liabilities	34,000	40,108	41,599
Total current liabilities	418,171	380,890	407,695
Net defined benefit liabilities	49	50	150
Deferred tax liabilities	1,346	1,394	1,702
Other non-current liabilities	4,820	4,903	5,256
	6,215	6,347	7,108
Total liabilities	424,386	387,237	414,803
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	105,455	105,150	104,768
Treasury shares	(8,764)	(8,764)	(8,819)
Accumulated other comprehensive income	(937)	(952)	(537)
Retained earnings	229,181	230,543	241,838
Equity attributable to owners of Himax Technologies, Inc.	431,945	432,987	444,260
Noncontrolling interests	2,466	(1,743)	(4,910)
Total equity	434,411	431,244	439,350
Total liabilities and equity	$858,797	$818,481	$854,153

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended March 31,		Three Months Ended December 31,
	2020	2019	2019

Cash flows from operating activities:
Profit (loss) for the period	$2,810	$(2,967)	$565
Adjustments for:
Depreciation and amortization	5,754	6,320	5,866
Expected credit loss recognized on accounts receivable	-	-	67
Share-based compensation expenses	344	19	326
Gain on disposal of property, plant and equipment, net	-	(6)	(84)
Changes in fair value of financial assets at fair value through profit or loss	65	17	(3,740)
Interest income	(396)	(562)	(521)
Finance costs	593	476	670
Income tax expense	1,464	-	416
Share of losses (profits) of associates	91	(41)	381
Inventories write downs	4,077	4,750	7,515
Unrealized foreign currency exchange losses (gains)	9	(91)	53
	14,811	7,915	11,514
Changes in:
Accounts receivable	(21,792)	12,862	(7,704)
Inventories	(8,734)	(31,506)	16,292
Other current assets	708	(6,027)	2,631
Accounts payable	31,279	(3,219)	(505)
Other payable to related party	220	140	(400)
Net defined benefit liabilities	(1)	51	(44)
Other current liabilities	(4,841)	(2,022)	1,643
Other non-current liabilities	(74)	-	50
Cash generated from operating activities	11,576	(21,806)	23,477
Interest received	181	257	745
Interest paid	(630)	(462)	(697)
Income tax paid	(540)	(41)	(84)
Net cash provided by (used in) operating activities	10,587	(22,052)	23,441

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(3,092)	(6,260)	(2,729)
Proceeds from disposal of property, plant and equipment	-	6	84
Acquisitions of intangible assets	(72)	(29)	(38)
Acquisitions of financial assets at amortized cost	(737)	(881)	(737)
Proceeds from disposal of financial assets at amortized cost	765	803	1,137
Acquisitions of financial assets at fair value through profit or loss	(1,105)	(8,095)	(3,516)
Proceeds from disposal of financial assets at fair value through profit or loss	1,097	8,086	3,641
Acquisitions of business	-	(700)	-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended March 31,		Three Months Ended December 31,
	2020	2019	2019

Decrease (increase) in refundable deposits	(3,014)	10	(2,909)
Releases (pledges) of restricted deposit	1	2	(5)
Net cash used in investing activities	(6,157)	(7,058)	(5,072)

Cash flows from financing activities:
Proceeds from unsecured borrowings	139,734	40,000	67,218
Repayments of unsecured borrowings	(129,134)	(20,000)	(100,621)
Proceeds from secured borrowings	37,000	37,000	27,000
Repayments of secured borrowings	(37,000)	(37,000)	(27,000)
Payment of lease liabilities	(462)	(504)	(601)
Net cash provided by (used in) financing activities	10,138	19,496	(34,004)
Effect of foreign currency exchange rate changes on cash and cash equivalents	54	(70)	111
Net increase (decrease) in cash and cash equivalents	14,622	(9,684)	(15,524)
Cash and cash equivalents at beginning of period	101,055	106,437	116,579
Cash and cash equivalents at end of period	$115,677	$96,753	$101,055

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended March 31,		Three Months Ended December 31,
	2020	2019	2019
Revenues	$184,594	$163,334	$174,929
Gross profit	41,922	36,865	36,091
Add: Share-based compensation – cost of revenues	10	-	9
Gross profit excluding share-based compensation	41,932	36,865	36,100
Gross margin excluding share-based compensation	22.7%	22.6%	20.6%
Operating income (loss)	4,647	(3,377)	(1,344)
Add: Share-based compensation	344	19	326
Operating income (loss) excluding share-based compensation	4,991	(3,358)	(1,018)
Add: Acquisition-related charges –intangible assets amortization	276	470	275
Operating income (loss) excluding share-based compensation and acquisition-related charges	5,267	(2,888)	(743)
Operating margin excluding share-based compensation and acquisition-related charges	2.9%	(1.8%)	(0.4%)
Profit (loss) attributable to Himax Technologies, Inc. stockholders	3,294	(2,319)	1,036
Add: Share-based compensation, net of tax	280	15	267
Add: Acquisition-related charges, net of tax	212	348	210
Profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	3,786	(1,956)	1,513
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	2.1%	(1.2%)	0.9%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)
Three Months Ended March 31,
2020
Diluted IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.019
Add: Share-based compensation per ADS	$0.002
Add: Acquisition-related charges per ADS	$0.001

Diluted non-IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	$0.022

Numbers do not add up due to rounding